Waller Lansden Dortch & Davis, LLP Nashville City Center 511 Union Street, Suite 2700 Nashville, Tennessee 37219-8966 (615) 244-6380 Fax: (615) 244-6804 www.wallerlaw.com	1901 Sixth Avenue North, Suite 1400 Birmingham, Alabama 35203-2623 (205) 214-6380 520 South Grand Avenue, Suite 800 Los Angeles, California 90071 (213) 362-3680
     L. Hunter Rost, Jr.
         (615) 850-8958
hunter.rost@wallerlaw.com
November 15, 2007
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Protherics PLC
Form 20-F for fiscal year ended March 31, 2007
File No. 000-51463
Dear Mr. Rosenberg:
     Further to our letter of October 24, 2007 on behalf of Protherics PLC (the “Company”), in which we advised that the Company proposed to respond on or before November 16 to your letter of October 17, we are writing to advise you of the status of the Company’s response. The Staff’s October 17 letter contained three additional comments concerning aspects of the Company’s accounting under IFRS and US GAAP. The Company has considered and reviewed each of the Staff’s comments in detail with its independent auditors, KPMG Audit, Plc, and has prepared responses to each of the comments. A meeting of the Company’s Audit Committee is scheduled for November 19, 2007 at which the Committee will consider the comments and proposed responses. The Company anticipates, therefore, that it will be in a position to provide its response letter to the Staff on or before November 23, 2007.
     Please do not hesitate to contact me at 615/850-8958 if you have any questions or need additional information.

Sincerely yours,
/s/ Hunter Rost
Hunter Rost

cc:	Andrew J. Heath, M.D., Ph.D.